Exhibit 99.5

Fuel Systems Solutions Co-Founder Submits Assessment of Flawed Westport Transaction to Proxy Advisory Firms

Demonstrates the Amended Merger Agreement Does Not Deliver a Merger Premium, Is Not Reflective of Fuel Systems’ Massive Contribution to the Combined Company and is Below Fuel Systems’ Standalone Value

Fuel Systems’ Split Board Vote and Extraordinary Director Actions Demonstrate Concern Over Future Value of Combined Company

Beneficial Owner of Approximately 8.7% of Outstanding Fuel Systems Shares Intends to Vote AGAINST the Amended Merger Agreement

May 10, 2016 08:00 AM Eastern Daylight Time

CHERASCO, Italy—(BUSINESS WIRE)—Pier Antonio Costamagna, a co-founder of Fuel Systems Solutions, Inc. (“FSS”) (NASDAQ: FSYS) yesterday filed a presentation with the U.S. Securities and Exchange Commission (“SEC”) that was sent to the leading proxy advisory firms in the United States. The presentation details three fundamental themes that underline Mr. Costamagna’s decision to vote AGAINST the proposed merger of FSS and Westport. Mr. Costamagna has sole voting power over 1,576,043 shares of FSS common stock, representing approximately 8.7% of outstanding shares. The presentation is available on the SEC’s website at http://www.sec.gov/Archives/edgar/data/1328986/000119312516583735/d163711dex994.htm.

1. The Amended Merger Agreement does not reflect a fair value for FSS shareholders.

a. At the current implied offer price, FSS shareholders are not receiving ANY merger related premium. Based on the current implied offer and FSS’ unaffected stock price as of August 31, 2015 the current Amended Merger Agreement represents a 26% discount to FSS unaffected share price.

b. The key valuation methodologies discussed in J.P. Morgan’s summary of its Fairness Opinion implies that FSS’ standalone value is substantially higher than the current implied offer price. In particular, the Discounted Cash Flow (DCF) yields a standalone value of $12.65-17.05 per share – both substantially higher than the current implied offer of $5.07 per share.

c. FSS will be a significant contributor to the combined company but under the Amended Merger Agreement will receive an inadequate stake in the combined company. FSS will contribute 72% of revenue, 69% of cash (ex. Cartesian Financing) as of last reported financials (31 Dec. 2015) while FSS shareholders will own only 38% of the combined entity. Projections provided by both FSS and Westport management show that FSS will account for 69% and 56% of combined revenue in FY16 and FY17, respectively. Additionally, FSS is expected to generate positive EBITDA (compared to negative EBITDA for Westport) in both FY16 and FY17.

2. The Cartesian Financing clearly strangles the future of the combined company.

a. In exchange for $17.5 million cash (Tranche 1) Westport will be required to pay $46 million to Cartesian - the minimum fixed payments result in an effective interest rate of approximately 23%.

b. The FSS board plainly admits that Cartesian will have significant influence and control over the combined company.

c. The Cartesian Financing and all of its terms have not even yet been made publicly available.

d. Even with the Cartesian Financing in place, the companies indicate that the combined entity may have a NEGATIVE cash balance in 2017.

3. FSS’ split board vote and extraordinary director actions demonstrate a clear concern over future value of the combined company.

a. It is now disclosed in the Amended Proxy Statement that the FSS Board of Directors vote was split on the Amended Merger Agreement. In fact, deliberations on the Amended Merger Agreement led to the extraordinary action of a director demanding the record reflect that pressure was applied to directors to vote in favor of the agreement.

b. One director (member of Nominating and Corporate Governance Committee and the Strategic Oversight Committee) took another extraordinary step to resign from the board following this board meeting.

c. Only after this contentious meeting when the board met without the CEO and the resigned director was the Amended Merger Agreement approved “unanimously” by directors present.

Contacts

Abernathy MacGregor

Pat Tucker / Cia Williams

212-371-5999

pct@abmac.com / cew@abmac.com